CERTIFICATE OF AMENDMENT TO

CERTIFICATE OF TRUST

Pursuant to Title 12, Section 3810(b) of the Delaware Statutory Trust Act, the undersigned, a Delaware statutory trust, hereby submits this Certificate of Amendment for the purpose of amending its Certificate of Trust filed with the Office of the Secretary of State of the State of Delaware on November 21, 2011.

1.	Name of Statutory Trust: Symetra Variable Investment Trust.

2.	The Certificate of Trust is hereby amended so that paragraph “First” reads as follows:

“The name of the statutory trust is the Symetra Mutual Funds Trust (the “Trust”)”

3.	This Certificate of Amendment shall be effective upon filing.

IN WITNESS WHEREOF, the undersigned, being the sole trustee of the Trust, has executed this Certificate of Amendment this 1st day of February, 2012.

By:           /s/ Thomas M. Marra
Name:      Thomas M. Marra
Title:        Trustee